8/9

06016868

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kazakhtelecom

*CURRENT ADDRESS Astana

31 Abai Avenue

Republic of Kazakhstan

Dee - we should already have a full address for this company.

**FORMER NAME

PROCESSED

SEP 20 2006 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4921 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 9/15/06

082-04921

AR/S
12-31-05

JOINT STOCK COMPANY KAZAKHTELECOM

Consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2005 and Independent Auditors' Report

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche, LLP
Furmanov str., 240-v
Almaty, 050059
Kazakhstan

Tel: +7 (3272) 58 13 40
Fax: +7 (3272) 58 13 41
almaty@deloitte.kz
www.deloitte.kz

INDEPENDENT AUDITORS' REPORT

To the Shareholders of the Joint Stock Company Kazakhtelecom:

We have audited the accompanying consolidated balance sheet of Joint Stock Company Kazakhtelecom (the "Company") as at December 31, 2005 and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards ("the IFRS").

As disclosed in Note 2 to the consolidated financial statements, in 2005 the Company has adopted new and revised Standards and Interpretations, issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB that are relevant to its operations and effective for reporting periods beginning on January 1, 2005, and changed its methods for equity investee accounting to conform to revised IAS 28, for the financial guarantee contracts to conform to new IFRS 4, and for social obligations to its employees, and retrospectively restated the 2004 financial statements for these changes.

Deloitte & Touche

March 14, 2006

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED BALANCE SHEET
PREPARED IN ACCORDANCE WITH IFRS
AS AT DECEMBER 31, 2005
(in thousands of Kazakhstani tenge)

	Notes	2005	2004 (restated)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents		2,861,710	2,545,737
Current trade receivables, net	4	11,242,630	9,772,500
Inventories, net	5	5,605,805	4,699,006
Current financial investments	6	756,967	200,000
Other current receivables, net	7	6,245,407	6,405,035
Total current assets		26,712,519	23,622,278
NON-CURRENT ASSETS:			
Investments, net	8	29,227,478	17,826,182
Financial investments	9	661,427	438,697
Long-term accounts receivable	10	2,734,076	217,276
Long-term prepaid expenses		87,756	136,103
Property, plant and equipment, net	11	100,111,362	82,380,271
Intangible assets, net	12	2,159,519	1,438,419
Goodwill, net	13	2,557	-
Total non-current assets		134,984,175	102,436,948
TOTAL ASSETS		161,696,694	126,059,226
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Current accounts payable	14	6,067,669	4,406,037
Advances received		833,930	941,434
Other current payables and accrued liabilities	15	1,387,766	1,271,589
Obligations under finance lease – current portion	17	1,926,678	-
Current borrowings	16	9,035,001	7,148,754
Taxes payable and payables to non-budget funds	20	968,391	592,791
Dividends payable	18	215,983	199,546
Total current liabilities		20,435,418	14,560,151

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED BALANCE SHEET
PREPARED IN ACCORDANCE WITH IFRS (CONTINUED)
AS AT DECEMBER 31, 2005
(in thousands of Kazakhstani tenge)

	Notes	2005	2004 (restated)
NON-CURRENT LIABILITIES			
Long-term borrowings	16	18,328,315	19,787,507
Obligations under finance lease - long-term portion	17	825,922	-
Long-term social obligations	26	595,579	481,340
Deferred tax liability, net	19	8,669,183	6,678,731
Total non-current liabilities		28,418,999	26,947,578
Total liabilities		48,854,417	41,507,729
EQUITY:			
Share capital	21	33,090,118	33,090,118
Reserve capital		1,820,479	1,820,479
Retained earnings	21	77,931,680	49,640,900
Total equity		112,842,277	84,551,497
TOTAL LIABILITIES AND EQUITY		161,696,694	126,059,226

On behalf of the management:

Kanat I. Nurov
Vice – President
Chief Financial Director

March 14, 2006.
Almaty

Timur N. Uzbakhanov
Chief Accountant

March 14, 2006
Almaty

Notes on pages 8-36 form an integral part of the consolidated financial statements. The Independent Auditors' Report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH IFRS
FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands of Kazakhstani tenge, except per share information)

	Notes	2005	2004 (restated)
REVENUE FROM SALES OF SERVICES	1, 27	99,558,265	80,096,397
COST OF SERVICES PROVIDED	22	(57,841,479)	(46,233,276)
GROSS PROFIT		41,716,786	33,863,121
GENERAL AND ADMINISTRATIVE EXPENSES	22	(12,543,984)	(11,104,748)
SELLING EXPENSES	22	(1,394,984)	(994,226)
OPERATING PROFIT		27,777,818	21,764,147
OTHER INCOME/(EXPENSE)			
Finance costs		(1,782,550)	(1,123,020)
Foreign exchange gain, net		224,330	1,761,079
Income from equity investments, net	8	13,827,479	8,290,154
Other income		1,917,673	1,564,333
Other expenses		(409,395)	(368,615)
Total other income		13,777,537	10,123,931
PROFIT BEFORE INCOME TAX EXPENSE		41,555,355	31,888,078
INCOME TAX EXPENSE	19	(8,709,141)	(7,246,008)
NET PROFIT		32,846,214	24,642,070
EARNINGS PER COMMON SHARE, basic and diluted, in tenge	23	2,992	2,244

On behalf of the management:

Kanat I. Nurov
Vice – President
Chief Financial Director

March 14, 2006.
Almaty

Timur N. Uzbakhanov
Chief Accountant

March 14, 2006
Almaty

Notes on pages 8-36 form an integral part of the consolidated financial statements. The Independent Auditors' Report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands of Kazakhstani tenge)

	Notes	Share capital	Reserve capital	Retained earnings	Total
Balance at January 1, 2004		33,090,118	1,820,479	29,087,008	63,997,605
Effect of change in accounting policy	2	-	-	(822,742)	(822,742)
Balance at January 1, 2004 (restated)		33,090,118	1,820,479	28,264,266	63,174,863
Net profit for the year (restated)	2	-	-	24,642,070	24,642,070
Dividends		-	-	(3,265,436)	(3,265,436)
Balance at December 31, 2004 (restated)		33,090,118	1,820,479	49,640,900	84,551,497
Net profit for the year		-	-	32,846,214	32,846,214
Dividends	18	-	-	(4,555,280)	(4,555,280)
Exchange differences arising on translation of foreign operations		-	-	(154)	(154)
Balance at December 31, 2005		33,090,118	1,820,479	77,931,680	112,842,277

On behalf of the management:

Kanat I. Nurov
Vice – President
Chief Financial Director

March 14, 2006.
Almaty

Timur N. Uzbakhanov
Chief Accountant

March 14, 2006
Almaty

Notes on pages 8-36 form an integral part of the consolidated financial statements. The Independent Auditors' Report is on page 1.

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED STATEMENT OF CASH FLOWS
PREPARED IN ACCORDANCE WITH IFRS
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands of Kazakhstani tenge)

	Notes	2005	2004 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before income tax expense		41,555,355	31,888,078
Adjustments for:			
Depreciation of fixed assets and amortization of intangible assets	11, 12	11,339,968	9,797,614
Allowance for doubtful debts and other provisions		12,862	242,689
Foreign exchange gain, net		(224,330)	(1,761,079)
Income from equity investments, net	8	(13,827,479)	(8,290,154)
Finance costs		1,782,550	1,123,020
Expenses on social obligations		114,239	264,397
Loss on disposal of fixed and intangible assets		98,913	71,187
Other non-cash transactions		(575,494)	(93,336)
Operating profit before movements in assets and liabilities		40,276,584	33,242,416
Increase/decrease in cash from change in:			
Trade receivables and other receivables		(2,131,608)	(2,044,529)
Inventories		(1,029,544)	(621,597)
Accounts payable and advances received		1,661,024	(904,729)
Other payables and accrued liabilities		1,010,768	60,489
Cash provided by operations		39,787,224	29,732,050
Interest paid		(1,754,911)	(1,295,794)
Dividends paid, net of taxes	18	(4,226,253)	(3,309,456)
Income tax paid		(6,690,057)	(6,639,307)
Net cash provided by operating activities		27,116,003	18,487,493
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investments		(478,687)	(5,050)
Purchases of fixed and intangible assets	11, 24	(23,415,124)	(17,407,476)
Acquisition of subsidiary	13	(2,562)	-
Other payments		(844,292)	(752,346)
Proceeds from sale of fixed and intangible assets		96,578	14,815
Dividends received, net of taxes	27	2,082,500	1,330,049
Net cash used in investing activities		(22,561,587)	(16,820,008)

JOINT STOCK COMPANY KAZAKHTELECOM

CONSOLIDATED STATEMENT OF CASH FLOWS PREPARED IN ACCORDANCE WITH IFRS (CONTINUED) FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands of Kazakhstani tenge)

	Notes	2005	2004 (restated)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings		8,786,584	15,253,337
Other proceeds		460,656	-
Repayment of borrowings		(10,547,472)	(15,966,867)
Payment of obligations under finance lease	17, 27	(2,477,555)	(652,800)
Other payments		(460,656)	-
Net cash used in financing activities		(4,238,443)	(1,366,330)
NET CHANGE IN CASH AND CASH EQUIVALENTS		315,973	301,155
CASH AND CASH EQUIVALENTS, at the beginning of the year		2,545,737	2,244,582
CASH AND CASH EQUIVALENTS, at the end of the year		2,861,710	2,545,737

On behalf of the management:

Kanat I. Nurov
Vice – President
Chief Financial Director

March 14, 2006.
Almaty

Timur N. Uzbakhanov
Chief Accountant

March 14, 2006
Almaty

Notes on pages 8-36 form an integral part of the consolidated financial statements. The Independent Auditors' Report is on page 1.

(in thousands of Kazakhstani tenge)

1. NATURE OF THE BUSINESS

Nature of the business -- Joint Stock Company Kazakhtelecom ("Kazakhtelecom" or "the Company") was established in June 1994 by the Decree of the Cabinet of Ministries of the Republic of Kazakhstan as a national joint stock company and in February 1996 it was reorganized as an open joint stock company (joint stock company from March 2004). The Company is incorporated, domiciled and operates in the Republic of Kazakhstan. The legal address of the Company is: 31 Abay Street, Astana, 010000, Republic of Kazakhstan. The Company is included in the register of natural monopolists in relation to transit traffic services provided to telecommunication operators, public switch telecommunication network ("PSTN") connection services provided to third party telecommunication operators, and leasing of phone channels to telecommunication operators for connection to PSTN. The Company has a significant share of the fixed line communication market, including local, long-distance intercity and international telecommunication services (including CIS and non-CIS countries); and provides also telegraph and telex services; data telecommunications; lease of channels; TV and radio retransmission; wire radio broadcasting and wireless communications services.

The Company had 32,602 employees as at December 31, 2005 (December 31, 2004: 33,220 employees). The Company is owned by the Government of the Republic of Kazakhstan, Central Asian Industrial Holdings N.V. and other minority shareholders.

In January 2005 the Company acquired 100% interest in LLP Signum (the "Subsidiary"). The Subsidiary is registered in Moscow, Russian Federation, and primarily involved in provision of communication services in the Russian Federation.

Liberalization of telecommunication market – The Resolution of the Government of the Republic of Kazakhstan №925 dated September 2, 2004 provided for the early cancellation of the Company's exclusive right to provide long-distance intercity and international telecommunication services.

During 2005 the Company paid 3,571,883 thousand tenge to the budget for the provision of long-distance intercity and international phone communication (2004: 514,533 thousand tenge), and recorded these amounts as operating expenses (see Note 22). During 2005 the Company received compensation for provision of universal services in rural areas of 3,626,614 thousand tenge (2004: 514,533 thousand tenge), and recorded these amounts as revenues from sales of services.

During 2005 the Company allocated 300 million tenge by reinvesting 2002 dividends payable on state owned common shares and 500 million tenge from 2003 net profit for the purposes of implementation of the State program for development of rural areas of the Republic of Kazakhstan. These transactions were approved by the decisions of the general shareholders' meetings in April and July 2004 and were recorded in the Company's financial statements for 2004.

Pursuant to the Resolution of the Government of the Republic of Kazakhstan №28 dated January 19, 2005 "On implementation of changes and alterations to the Resolution of the Government of the Republic of Kazakhstan №884 dated August 21, 2004", from January 30, 2005 the Company introduced tariffs for long-distance intercity (inter-zone) communication, where billings are made for each 10 complete and incomplete seconds of call.

In addition, in accordance with certain orders of the Agency of the Republic of Kazakhstan on informatization and communication and of the Agency of the Republic of Kazakhstan on the regulation of natural monopolies, effective from July 1, 2005 the calculation of international traffic between the Company's network and fixed line operators, and of outgoing traffic from fixed line networks through the Company's channels to the cellular operators networks should be made for each 10 seconds of call. Due to the fact that the cellular operators have not amended the contractual terms to reflect the transition to the 10-second call tariff, the calculation of tariffs for connections with cellular operators' networks is made on a minute basis.

From January 1, 2006 cellular operators received the right to have direct interconnection of their networks bypassing the Company's network.

These consolidated financial statements were approved by the Company's management for issue on March 14, 2006.

2. PRESENTATION OF FINANCIAL STATEMENTS

Basis of presentation – The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board ("the IASB"), and are presented in thousands of Kazakhstani tenge ("tenge"). The Group maintains its primary accounting records in accordance with the accounting rules and regulations promulgated by the Republic of Kazakhstan ("KAS") and by the Russian Federation. These rules and regulations differ from IFRS and accordingly, the Company's financial statements prepared in accordance with KAS and the Subsidiary's financial statements prepared in accordance with Russian statutory accounting standards, reflect adjustments necessary for such financial statements to conform to IFRS.

These consolidated financial statements of the Company are prepared on the historical cost basis, except for:

- the valuation of long-term assets in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies"; and
- the valuation of financial instruments in accordance with IAS 39 "Financial Instruments: Recognition and Measurement".

Use of estimates and assumptions – The application of IFRS requires management to use reasonable assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses presented in the reporting period. Due to this actual results could differ from those estimates.

Critical judgments are used when accounting for certain items such as measurement of financial instruments, allowances for doubtful debts, impairment of investments, depreciation and amortization, impairment of long-term assets, taxes and contingencies.

Functional currency – The functional currency of the accompanying consolidated financial statements is tenge.

(in thousands of Kazakhstani tenge)

Going concern – These consolidated financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of the Company's assets and discharge of its liabilities in the normal course of business within the foreseeable future.

The management believes that cancellation of the Company's exclusive right to provide of long-distance intercity and international telecommunication services will not result in a significant negative effect on the Company's operations, and the Company will continue as a going concern.

Mandatory adoption of new and revised IFRS – In 2005 the Company has adopted new and revised Standards and Interpretations, issued by the IASB and the International Financial Reporting Interpretation Committee of the IASB that are relevant to its operations and effective for reporting periods beginning on January 1, 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Company's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- Recognition of losses of an associated company accounted for under equity method in accordance with IAS 28 "Investment in Associates"; and
- Accounting for financial guarantees in accordance with IFRS 4 "Insurance Contracts".

The impact of these changes in accounting policies is discussed in detail in this Note. The impact on basic and diluted earnings per common share is disclosed in Note 23.

IAS 28 Investments in Associates

For the reporting periods beginning on January 1, 2005 IAS 28 "Investments in Associates" ("IAS 28") requires the measurement of interest in an associate based on the current value of an investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate. Prior to the adoption of the revised IAS 28, the Company recorded the associated company's accumulated losses after full write-off of the corresponding equity investment off-balance sheet, and disclosed the amount of these losses in the corresponding Note to the financial statements.

The Company recognized this change as a change in the accounting policy and applied retrospectively the provisions of the revised IAS 28, as mandatorily required by this Standard, in relation to the associate's equity losses incurred in 2004 and 2003 (see Notes 8 and 27).

IFRS 4 Insurance Contracts

The new IFRS 4 "Insurance Contracts" which is effective for the reporting periods beginning on January 1, 2005, requires that the provisions of IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") are applied while accounting for financial guarantee contracts. In its turn, IAS 39 requires initial recognition at fair value of obligations under financial guarantee contracts where such contracts determine specified payments to be made to reimburse the holder of a guarantee for a loss it has incurred because a specified debtor fails to make payment when due. Subsequently, the financial guarantee contracts should be measured in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37") at the amounts rationally expected to be paid to settle the obligation or to transfer it to a third party. Prior to the adoption of IFRS 4, the Company did not measure its financial guarantee contracts in accordance with these requirements.

(in thousands of Kazakhstani tenge)

The main existing financial guarantees were provided by the Company to its associate (see also Notes 8 and 27). Therefore, this change in the accounting policy on financial guarantee contracts was applied by the Company in combination with the change in the accounting policy on recognition of the Company's equity losses from the associate, as described above.

The Company recognized this change as a change in the accounting policy and applied retrospectively the provisions of IFRS 4, as mandatorily required by this Standard, as equity losses of the associate incurred in 2004 and 2003.

Change in the accounting policy for recognition of social obligations - In 2005 the Company performed further statistical analysis of the ageing of its employees. Based on more reliable statistical data the Company has estimated its social obligations to the Company's employees upon employment termination and recorded these accruals retrospectively, as the change in the accounting policy (see also Note 26).

	Amounts as reported previously	Change: revised IAS 28	Change: new IFRS 4	Change: recognition of social obligations	Impact on deferred tax	Amount as reported currently
2003						
Balance sheet accounts as at December 31, 2003						
Retained earnings	(29,087,008)	558,563	112,319	216,943	(65,083)	(28,264,266)
2004						
Income statement accounts for 2004						
Net profit	(25,307,703)	465,962	14,594	264,397	(79,320)	(24,642,070)
Cost of services provided	46,045,554	-	-	187,722	-	46,233,276
General and administrative expenses	11,028,073	-	-	76,675	-	11,104,748
Income from equity investments, net	(8,770,710)	465,962	14,594	-	-	(8,290,154)
Deferred income tax expense	1,042,536	-	-	-	(79,320)	963,216
Total income tax expense	7,325,328	-	-	-	(79,320)	7,246,008
Balance sheet accounts as at December 31, 2004						
Accrued liabilities	(1,144,676)	-	(126,913)	-	-	(1,271,589)
Long-term social obligations	-	-	-	(481,340)	-	(481,340)
Deferred tax liability, net	(6,823,134)	-	-	-	144,403	(6,678,731)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation – The consolidated financial statements incorporate the financial statements of LLP Signum, where the Company has direct control (hereinafter together referred to as the "Group"). Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of the subsidiary to bring its accounting policies into line with those used by the Company. Net assets and liabilities of the acquired Subsidiary are not material to the Company's financial statements.

All significant intra-group transactions, balances and unrealized gains (losses) on transactions are eliminated on consolidation.

Business combinations – The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 "Business Combinations" are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", which are recognized and measured at fair value less cost to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of business combination over the Company's interest in the net fair value of identifiable assets, liabilities and contingent liabilities recognized. If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, this excess is recognized in the consolidated income statement.

At each balance sheet date, the Company reviews the carrying amount of the goodwill to determine whether there is any indication of its impairment. An impairment loss, if any, is recognized as an expense in the current reporting period.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Foreign operations – The activity of the subsidiary is determined as foreign operations. The financial statements of the subsidiary were translated from Russian ruble, the functional currency of this entity, into tenge using the following exchange rates:

- assets and liabilities were translated using exchange rates at the consolidated balance sheet date;
- revenue and expenses were translated at the average monthly exchange rate; and
- gain (loss) arising from this translation is recorded as foreign exchange differences arising on translation of foreign operations in the consolidated equity.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, current bank accounts and short-term bank deposits with initial maturity not exceeding three months.

Accounts receivable – Accounts receivable are stated at their respective value less an allowance for uncollectible amounts.

Inventories – Inventories are stated at the lower of cost, using the weighted average method, or net realizable value. Cost includes purchase price, transport and handling costs, and directly attributable overheads. Net realizable value is based on the estimated selling price less selling and transportation costs.

Investments – The Company has no majority owned subsidiaries that are material to the financial statements. The Company accounts for its long-term investments, in which it owns more than 20% of voting stock, using the equity method. The carrying value of such investments is reduced to recognize any decline, other than temporary, in the value of individual long-term investments.

As the historical provider of telecommunication services in the Republic of Kazakhstan, the Company acquired certain rights and licenses free of charge. Such rights and licenses were contributed to the share capital of associated companies. Subsequently, such contributions were revalued at fair market value. Management believes this accounting approach better reflects the Company's assets and their carrying value.

Financial investments – The Company records its investments in securities in the following categories: investments held for trading, investments held-to-maturity and investments available-for-sale. The classification used depends on the purpose for which these investments were acquired. Management determines the classification of investments on the date of acquisition and reviews their classification on a regular basis.

After initial recognition, the Company records investments held for trading and investments available-for-sale at their fair value. Investments held-to-maturity are recorded at amortized cost. Gain/(loss) from the changes in fair values of investments and amortization of discounts or premiums are recorded in the consolidated income statement in the year incurred.

Property, plant and equipment and intangible assets – Property, plant and equipment and intangible assets used in operations are recorded at the lower of cost or estimated recoverable amount. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of three to fifty years as follows:

Buildings	50 years
Premises	10-20 years
Telecommunication equipment	5-20 years
Other machinery and equipment	3-20 years
Transport and other	3-10 years
Assets under finance lease	lower of the estimated useful life or the term of lease
Intangible assets – software	5 years

Gain/(loss) on disposal of fixed and intangible assets is included in other income/(expense) in the consolidated income statement.

Leasing – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Company at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the consolidated income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each reporting period.

Leased assets are depreciated over their estimated useful economic lives or over the term of the lease, if shorter. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset.

Rents paid under operating leases are charged to the consolidated income statement as incurred.

Impairment – At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a decrease in the revaluation reserve.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income in the same reporting period.

Revenue recognition – Revenue for all types of services is recognized when they are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably.

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized as an expense in the consolidated income statement in the period in which they are incurred.

Income taxes – Income taxes have been computed in accordance with the legislation of the Republic of Kazakhstan, and are based on the financial results for the year as adjusted for items that are non-assessable or non-tax deductible.

(in thousands of Kazakhstani tenge)

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Deferred tax is calculated at rates that are expected to apply to the period when the asset is realized or the liability is settled. It is charged or credited to the consolidated income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt within the equity.

Foreign currency transactions – Exchange gains and losses on transactions in foreign currencies completed during the reporting period are reflected in the consolidated income statement. Assets and liabilities denominated in foreign currencies are recorded in the accompanying consolidated balance sheet using exchange rates as at reporting date.

Non-cash transactions – The Company conducts some of its settlements through non-cash transactions. Goods received are valued at the amount of services rendered. Inventory received is periodically reviewed for proper valuation and is written down to net realizable value.

Social obligations – In accordance with the terms of the collective agreement all Company's employees are entitled to receive one-time benefit of two average monthly salaries. The Company determines expenses on social obligations based on the statistical data of its employees aging, whereby related expenses in the IFRS consolidated financial statements are charged to the consolidated income statement of the current period. Social obligations are recorded in the consolidated balance sheet as non-current.

Reclassifications – Certain prior year amounts have been reclassified to conform to 2005 presentation. These changes had no impact on previously reported results of operations or equity.

4. CURRENT TRADE RECEIVABLES, NET

	2005	2004
Trade receivable	10,555,196	8,953,595
Allowance for doubtful debts	(736,836)	(784,474)
Total trade receivable, net	9,818,360	8,169,121
Trade receivable from associated companies	1,433,580	1,815,767
Allowance for doubtful debts	(9,310)	(212,388)
Total trade receivable from associated companies, net (see Note 27)	1,424,270	1,603,379
Total	11,242,630	9,772,500

(in thousands of Kazakhstani tenge)

5. INVENTORIES, NET

	2005	2004
Materials	5,693,091	4,728,369
Goods	29,482	49,651
Allowance for obsolete and slow moving inventories	(116,768)	(79,014)
Total	5,605,805	4,699,006

6. CURRENT FINANCIAL INVESTMENTS

	2005	2004
Bearer coupon unsecured bonds with maturity September 27, 2006	256,955	-
Financial instruments held under REPO agreements	500,012	200,000
Total	756,967	200,000

7. OTHER CURRENT RECEIVABLES, NET

	2005	2004
Other accounts receivable	3,306,042	2,648,628
Advances paid	2,716,511	3,566,636
Prepaid expenses	201,597	187,884
Accounts receivable from employees and others	198,088	137,907
Other accounts receivable from associates	14,831	47,387
Allowance for doubtful debts	(191,662)	(183,407)
Total	6,245,407	6,405,035

The ruling of the Astana city specialized inter-district court dated October 14, 2005 satisfied the Company's claim to JSC Rehabilitation Fund, where an amount of 468,598 thousand tenge was awarded to the Company. Further, by a resolution of the Panel of Judges on civil cases of the Astana city court dated November 22, 2005 this ruling was left unchanged. JSC Rehabilitation Fund filed a claim which is under review by the Astana city court. At the date of these consolidated financial statements there is no further court ruling. The management believes that further court decisions, if any, will not affect the initial ruling. Therefore, this amount was recognized as other accounts receivable as at 31 December 2005.

As at December 31, 2005 and 2004 advances paid include 1,413,096 thousand tenge paid to JSC National Company Kazakhstan Temir Zholy for the Company's share in joint construction of the Transport Tower building.

(in thousands of Kazakhstani tenge)

On November 29, 2003 the Government of the Republic of Kazakhstan issued a resolution whereby this building should have been transferred to the state property in accordance with the terms that should have been determined by the Ministry of finance of the Republic of Kazakhstan, the Ministry of economy and budget planning of the Republic of Kazakhstan and the Ministry of transport and communications of the Republic of Kazakhstan together with the Company. During 2005 and 2004, negotiations were held with the relevant government bodies over the agreement. As at the date of these consolidated financial statements the Company signed a delivery-acceptance act for its share in this building in the amount equal to originally paid advances. The management believes that the government bodies will abide by this Government Resolution which will enable the Company to sell its share in the Transport Tower building in 2006.

8. INVESTMENTS, NET

	2005	2004
LLP GSM Kazakhstan OJSC Kazakhtelecom	28,125,252	16,743,067
JSC Nursat	1,102,226	1,083,115
JSC Altel	-	-
Total	29,227,478	17,826,182

Name of investee	Place of incorporation and operation	Proportion of ownership interest	Proportion of voting power held	Principal activity
LLP GSM Kazakhstan OJSC Kazakhtelecom	Republic of Kazakhstan	49%	49%	Telecommunication services
JSC Altel	Republic of Kazakhstan	50%	50%	Telecommunication services
JSC Nursat	Republic of Kazakhstan	41.25%	41.25%	Telecommunication services

JSC Altel

As at December 31, 2005 the Company does not control the activities of JSC Altel as the Company is unable to direct the operating activities of JSC Altel. The Company is not entitled to appoint or dismiss the majority of the members of the Board of Directors and does not control the Board of Directors.

	2005	2004 (restated)
Carrying value of investment at the beginning of the year	-	465,962
Recognition of guarantees	23,817	14,594
Share of loss for the year	(23,817)	(480,556)
Carrying value of investment at the end of the year	-	-

(in thousands of Kazakhstani tenge)

The Company's interest in accumulated losses of JSC Altel in excess of the carrying value of investments amounts to 989,469 thousand tenge and 407,890 thousand tenge as at December 31, 2005 and 2004, respectively. As disclosed in Note 2, the change in the Company's accounting policy on recognition of additional Altel equity losses by increasing net investments in this associated company, changed the carrying value of the Company's investment in JSC Altel as at December 31, 2003. The Company's interest in JSC Altel losses is determined on the basis of the unaudited financial statements of JSC Altel prepared in accordance with KAS.

LLP GSM Kazakhstan OJSC Kazakhtelecom:

	2005	2004
Carrying value of investment at the beginning of the year	16,743,067	9,474,209
Share of income for the year	13,832,185	8,770,917
Dividends receivable	(2,450,000)	(1,502,059)
Carrying value of investment at the end of the year	28,125,252	16,743,067

Income from this equity investment was determined on the basis of the audited financial statements of LLP GSM Kazakhstan OJSC Kazakhtelecom prepared in accordance with IFRS, with necessary adjustments to bring accounting policies used by this associate into line with those used by the Company. This amount has been recorded in the consolidated income statement as "Income from equity investments".

The Agency of the Republic of Kazakhstan for regulation of natural monopolies, protection of competition and small business support (the "Agency") included LLP GSM Kazakhstan OJSC Kazakhtelecom into its register of entities with a dominant position in the market. The consequences of being regarded as an entity with a dominant position in the market for this associate may be the regulations of fees charged to its subscribers and the provision of certain reports to the Agency. Currently, LLP GSM Kazakhstan OJSC Kazakhtelecom is challenging the decision of the Agency in the court. The management of this associate believes that such regulations will not negatively impact the operations of LLP GSM Kazakhstan OJSC Kazakhtelecom.

JSC Nursat:

	2005	2004
Carrying value of investment at the beginning of the year	1,083,115	1,083,322
Share of income/(loss) for the year	19,111	(207)
Carrying value of investment at the end of the year	1,102,226	1,083,115

Income/(loss) from this equity investment was determined on the basis of the unaudited financial statements of JSC Nursat prepared in accordance with KAS and has been recorded in the consolidated income statement as "Income from equity investments".

(in thousands of Kazakhstani tenge)

9. FINANCIAL INVESTMENTS

	2005	2004
Bearer coupon secured bonds with maturity September 1, 2008	400,115	-
Corporate fund Kazakhstan	152,000	152,000
Shares	73,342	-
JSC PF Ular Umit (8.175% interest)	35,970	35,970
Bearer coupon unsecured bonds with maturity September 27, 2006	-	250,727
Total	661,427	438,697

10. LONG-TERM ACCOUNTS RECEIVABLE

	2005	2004
Long-term trade receivables	570,845	-
Long-term receivables from associated companies (see Note 27)	824,334	-
Other long-term receivables	1,338,897	217,276
Total	2,734,076	217,276

As at December 31, 2005 other long-term receivables included 986,980 thousand tenge of advances paid to Winncom Technologies Corp. for the turnkey construction of modern telecommunication infrastructure on the left bank region of Astana city.

(in thousands of Kazakhstani tenge)

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Land	Buildings and premises	Equipment	Other	Construction in progress	Total
Cost						
As at January 1, 2005	460,202	11,585,856	124,545,423	5,958,572	4,215,986	146,766,039
Additions	52,035	466,328	16,929,851	932,549	10,363,587	28,744,350
Transfers	-	1,661,170	8,313,928	64,572	(10,039,670)	-
Disposals	(26,198)	(123,644)	(2,449,215)	(160,548)	(1,942)	(2,761,547)
Internal transfer between groups	72	69,978	(253,447)	183,397	-	-
Reclassification	-	-	23,888	-	146,853	170,741
As at December 31, 2005	486,111	13,659,688	147,110,428	6,978,542	4,684,814	172,919,583
Accumulated depreciation						
As at January 1, 2005	-	3,305,236	58,341,838	2,712,431	-	64,359,505
Charge for the year	-	364,417	9,742,598	630,079	-	10,737,094
Disposals	-	(48,588)	(2,160,537)	(146,967)	-	(2,356,092)
Internal transfer between groups	-	21,902	(35,831)	13,929	-	-
Reclassification	-	-	43,393	-	-	43,393
As at December 31, 2005	-	3,642,967	65,931,461	3,209,472	-	72,783,900
Allowance for suspended construction as at December 31, 2005	-	-	-	-	(24,321)	(24,321)
Net book value as at December 31, 2005	486,111	10,016,721	81,178,967	3,769,070	4,660,493	100,111,362
Net book value as at December 31, 2004	460,202	8,280,620	66,203,585	3,246,141	4,189,723	82,380,271

As at December 31, 2005 property, plant and equipment of 3,197,903 thousand tenge is pledged as collateral on loans from the European Bank of Reconstruction and Development ("the EBRD"), Sumitomo Corporation, credit lines of Commerzbank AG (Germany) through HSBK, Export Development Canada and JSC Citibank Kazakhstan. As at December 31, 2004 property, plant and equipment of 1,911,165 thousand was pledged as collateral on loans from the EBRD, Sumitomo Corporation and credit line of Commerzbank AG (Germany) through HSBK (see Note 16).

In addition, equipment received under finance lease agreement in the amount of 4,748,926 thousand tenge is pledged to JSC Kazkommertsbank (see Note 17).

(in thousands of Kazakhstani tenge)

12. INTANGIBLE ASSETS, NET

Cost	
As at January 1, 2005	3,107,200
Additions	1,485,485
Reclassification	(170,741)
Disposals	(52,691)
As at December 31, 2005	4,369,253
Accumulated amortization	
As at January 1, 2005	1,668,781
Charge for the year	602,874
Reclassification	(43,393)
Disposals	(18,528)
As at December 31, 2005	2,209,734
Net book value as at December 31, 2005	2,159,519
Net book value as at December 31, 2004	1,438,419

13. ACQUISITION OF THE SUBSIDIARY

In January 2005 the Company acquired 100% of the share capital of LLP Signum, Russian Federation, for consideration of 2,604 thousand tenge in cash. This acquisition was recorded using the purchase method.

Net assets acquired and respective goodwill are presented as follows:

	Current value before acquisition	Adjustment to fair value	Fair value
Net assets acquired, including	47	-	47
Accounts receivable	66	-	66
Cash	42	-	42
Accounts payable	(61)	-	(61)
Goodwill			2,557
Total consideration, satisfied by cash			(2,604)
Net cash outflow arising on acquisition			
Cash consideration paid			(2,604)
Cash acquired			42
			2,562

(in thousands of Kazakhstani tenge)

The movement in goodwill for the year ended December 31, 2005, is presented as follows.

Cost	
As at January 1, 2005	-
Additions	2,557
Disposals	-
As at December 31, 2005	2,557
Accumulated impairment loss	
As at January 1, 2005	-
Loss for the year	-
As at December 31, 2005	-
Net book value as at December 31, 2005	2,557
Net book value as at December 31, 2004	-

14. CURRENT ACCOUNTS PAYABLE

	2005	2004
Accounts payable to suppliers and contractors	6,029,645	4,351,259
Accounts payable to associated companies (see Note 27)	38,024	54,778
Total	6,067,669	4,406,037

15. OTHER CURRENT PAYABLES AND ACCRUED LIABILITIES

	2005	2004 (restated)
Salary payable to employees	644,870	547,849
Deferred income	13,758	22,918
Other	729,138	700,822
Total	1,387,766	1,271,589

(in thousands of Kazakhstani tenge)

16. BORROWINGS

Borrowings as at December 31, 2005 include the following:

Lender	Balance	Average annual nominal interest rate, %	Collateralized/ Uncollateralized
Bank loans:			
EBRD	12,797,374	7	Collateralized
BLG Munchen (FRG)	2,352,002	3	Uncollateralized
The Exim Bank of Korea	2,151,473	3	Uncollateralized
ABN AMRO Bank Kazakhstan	1,955,806	6	Uncollateralized
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	1,545,371	6	Uncollateralized
Commerzbank AG	1,241,220	3	Uncollateralized
Bank Hapoalim B.M.	981,312	5	Uncollateralized
Nova Ljublianska Bank	715,005	7	Uncollateralized
ABN AMRO BANK DEUTSCHLAND AG	628,317	3	Uncollateralized
Credit Agricole Indosuez/Calyon (France)	473,170	4	Uncollateralized
JSC Citibank Kazakhstan	419,913	7	Collateralized
JSC Citibank Kazakhstan	401,610	7	Uncollateralized
Export Development Canada	312,255	8	Collateralized
Bank Leumi, Le-Israel B.M.	151,570	4	Uncollateralized
Credit line from Commerzbank (Germany) through HSBK	60,640	5	Collateralized
Commercial loans from suppliers:			
Sumitomo Corporation	489,507	6	Collateralized
Total loans	26,676,545		
Notes payable	686,771		Uncollateralized
Total	27,363,316		
Less: Amounts due for settlement within 12 months (shown under current liabilities)	(9,035,001)		
Amounts due for settlement after 12 months	18,328,315		

As part of the Company's overall program aimed to reschedule maturity dates of the loans and reduce debt service cost, on September 30, 2003, the Company and the EBRD entered into an agreement for a syndicated loan (the "Loan agreement") and a restructuring of the Company's liabilities existing at that date. The total amount of the transaction was USD 110 million, consisting of two tranches with maturities of 5 and 7 years. The interest rate for the loan is equal to the Margin and the London Inter Bank Offer Rate ("LIBOR") for the period of interest accrual.

In accordance with the Loan agreement signed in December 2003 the Company received funds amounting to USD 84 million. Another USD 11 million were received during 2004. In 2005 the Company received the remaining USD 15 million.

(in thousands of Kazakhstani tenge)

According to the Loan agreement, the collateral for the loan is as follows: the Company's bank accounts in Kazakhstan in national currency; monetary claims of the Company to its current and future Kazakhstani clients and debtors; the Company's rights, interests and benefits under all of its current and future insurance policies, except for obligatory insurance policies; immovable property represented by buildings where automatic long-distance switching exchanges are installed; tangible movable assets represented by cross equipment.

Borrowings as at December 31, 2004 include the following:

Lender	Balance	Average annual nominal interest rate, %	Collateralized/ Uncollateralized
Bank loans:			
EBRD	12,350,000	5	Collateralized
BLG Munchen (FRG)	2,120,056	2-3	Uncollateralized
Commerzbank AG	1,941,140	3	Uncollateralized
Credit Agricole Indosuez/Calyon (France)	1,585,687	4	Uncollateralized
JSC Citibank Kazakhstan	1,430,000	6	Uncollateralized
Bank Hapoalim B.M.	867,717	5	Uncollateralized
ABN AMRO Bank Kazakhstan	837,932	5-6	Uncollateralized
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)	794,887	6	Uncollateralized
Nova Ljublianska Bank	495,836	6	Uncollateralized
Bank Leumi, Le-Israel B.M.	294,597	2	Uncollateralized
Credit line from Commerzbank (Germany) through HSBK	203,222	6	Collateralized
Nordea Bank	39,174	6	Collateralized
Commercial loans from suppliers:			
The Exim Bank of Korea through OJSC "Industrial Park"	2,012,273	3	Uncollateralized
Sumitomo Corporation	785,566	6	Collateralized
Total loans	25,758,087		
Notes payable	1,178,174		Uncollateralized
Total	26,936,261		
Less: Amounts due for settlement within 12 months (shown under current liabilities)	(7,148,754)		
Amounts due for settlement after 12 months	19,787,507		

(in thousands of Kazakhstani tenge)

The following table reflects maturity dates of borrowings:

	2005	2004
Within one year	9,035,001	7,148,754
One to two years	6,808,410	6,290,611
Three to five years inclusive	9,428,260	10,913,829
After five years	2,091,645	2,583,067
Total	27,363,316	26,936,261

Analysis of borrowings by currency:

	2005	2004
Tenge	428,984	121,275
USD	17,287,260	17,006,452
Euro	7,297,162	7,478,861
Yen	198,437	317,400
South Korean Won	2,151,473	2,012,273
Total	27,363,316	26,936,261

As disclosed in Note 21, Central Asian Industrial Holdings N.V. is one of the major shareholders of the Company. JSC Kazkommertsbank and Central Asian Industrial Holdings N.V. have common shareholders.

In 2005 and 2004 the Company had no loans from JSC Kazkommertsbank.

In 2005 JSC Kazkommertsbank issued guarantees in favor of the Company in the amount of 48,738 thousand tenge (2004: 94,729 thousand tenge).

(in thousands of Kazakhstani tenge)

17. LEASE OBLIGATIONS

In 2005 the Company received telecommunication equipment for temporary use in its operations under the finance lease agreement with Invest Leasing LLP. The finance lease agreement provides for title transfer to the Company in the future and the interest rate under the agreement is 12.25% per annum accruable on the value of the finance lease.

	Minimum lease payments	Current value of minimum lease payments	Minimum lease payments	Current value of minimum lease payments
	2005	2005	2004	2004
AMOUNTS PAYABLE UNDER FINANCIAL LEASE				
Within one year	2,005,351	1,926,678	-	-
One to two years inclusive	1,160,802	825,922	-	-
After five years	-	-	-	-
Less future finance costs	(413,553)	N/A		
Current value of lease liabilities	2,752,600	2,752,600	-	-
Less: Amounts due for settlement within 12 months		(1,926,678)		-
Amounts due for settlement after 12 months		825,922		-

The average lease period is 3.5 years. Minimum lease payments are established in accordance with the repayment schedule, an attachment to the finance lease agreement. Minimum lease payments under the finance lease agreement are denominated in tenge with indexation to change in tenge exchange rate to US dollar at the time of payment.

The interest of 358,029 thousand tenge for the year ended December 31, 2005 (2004: nil) was included into finance costs in the consolidated income statement.

The fair value of the Company's obligations under the finance lease agreement approximates their current value.

Equipment in the amount of 4,748,926 thousand tenge received under the finance lease agreement is pledged to JSC Kazkommertsbank (see Note 11).

(in thousands of Kazakhstani tenge)

18. DIVIDENDS

Dividends of 300 tenge per preferred share were accrued in 2005 and 2004, in accordance with the shares' issue documents, in the amount of 120,957 thousand tenge for each year.

According to the decision made at the annual general shareholders meeting held on April 22, 2005 the Company accrued additional dividends on preferred shares for 2004 in the amount of 41,940 thousand tenge in order to bring the value of dividends on the preferred shares to the level of not less than the value of dividends on common shares. This accrual was made to meet the statutory requirements of the Republic of Kazakhstan. During 2005 payments made on preferred shares were 124,673 thousand tenge (2004: 97,953 thousand tenge).

According to the decision made at the annual general shareholders meeting held on April 22, 2005 the Company accrued dividends on common shares in the amount of 4,413,060 thousand tenge. Due to temporary withdrawal under REPO agreements of 51,184 common shares from circulation, the total amount of dividends accrued and payable was reduced by 20,677 thousand tenge. As a result of these REPO transactions the Company received a gain of 6,449 thousand tenge.

During 2005, the Company fully paid dividends on common shares in the amount of 4,101,580 thousand tenge, net of withholding income tax in accordance with the legislation of the Republic of Kazakhstan.

19. CORPORATE INCOME TAX

Deferred tax has been calculated based on the following temporary differences:

	2005	2004 (restated)
Deferred tax asset		
Difference in allowances for doubtful debts	746,146	996,861
Difference in social obligations	595,579	481,340
Other	448,023	463,571
	1,789,748	1,941,772
Statutory tax rate	30%	30%
Deferred tax asset	536,924	582,532
Deferred tax liability		
Difference in the net book value of property, plant and equipment	30,687,024	24,204,210
	30,687,024	24,204,210
Statutory tax rate	30%	30%
Deferred tax liability	9,206,107	7,261,263
Deferred tax liability, net	8,669,183	6,678,731

(in thousands of Kazakhstani tenge)

Total income tax expense included in the consolidated income statement is as follows:

	2005	2004 (restated)
Current income tax expense	6,718,689	6,282,792
Deferred income tax expense	1,990,452	963,216
Income tax expense	8,709,141	7,246,008

The reconciliation of income tax from at the statutory rate of 30% to the actual income tax expenses for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004 (restated)
Profit before income tax expense	41,555,355	31,888,078
Tax at statutory rate of 30%	12,466,606	9,566,423
Tax impact of non-taxable income from equity investments	(4,148,244)	(2,487,046)
Tax impact of non-tax deductible expenses/(non-taxable income)	390,779	166,631
Income tax expense	8,709,141	7,246,008

Average effective tax rate was 20.9% and 22.7% for the years ended December 31, 2005 and 2004, respectively.

Corporate income tax is payable in accordance with the tax legislation of the Republic of Kazakhstan. Certain expenditures recorded in the consolidated income statement are not deductible for Kazakhstani tax purposes and others are only deductible in future periods. Normally, for these future deductible expenses, a deferred tax asset is recorded. The statutory tax rate in Kazakhstan is 30%. The tax charge for the year ended December 31, 2005 is disproportionate to the profit before income tax expense due to expenses included in the consolidated income statement and disallowable for Kazakhstani corporate income tax purposes and due to non-taxable income.

20. TAXES PAYABLE AND PAYABLES TO NON-BUDGET FUNDS

	2005	2004
Taxes payable	740,258	452,352
Payables to non-budget funds	228,133	140,439
Total	968,391	592,791

(in thousands of Kazakhstani tenge)

21. SHARE CAPITAL AND RETAINED EARNINGS

	2005	2004
Share capital:		
Preferred non-voting shares (authorized, issued and fully paid 1,213,653 shares; par value KZT 1,000 per share)	1,213,653	1,213,653
Common voting shares (authorized, issued and fully paid 10,922,876 shares; par value KZT 1,000 per share)	10,922,876	10,922,876
Inflation adjustment	23,606,449	23,606,449
Treasury shares (810,459 preferred shares at cost of exchange as at December 31, 2005 and 2004, respectively)	(2,652,860)	(2,652,860)
Total	33,090,118	33,090,118

The Company's share capital consists of common voting shares and preferred non-voting shares each with a par value of 1,000 tenge per share. Each common share carries an equal voting right, whereas the preferred shares rank higher in dividend and liquidation rights but in general do not have voting rights, except for certain cases provided in the Company's Charter. The preferred shares pay a minimum dividend of 30% of their par value (see Note 18).

In accordance with a decision approved at the shareholders' general meeting, the Board of Directors made a decision on October 22, 2001 to issue bonds in exchange for preferred shares. Trading was conducted from November 26 to 30 and from December 3 to 5, 2001 on the Kazakhstan Stock Exchange.

As a result of special trading in 2001-2002, 250,000 bearer bonds of the Company were fully placed. These bonds were fully redeemed according to the issue prospectus in March 2004. On March 28, 2004 the Agency of the Republic of Kazakhstan for regulation and supervision of the financial market and financial institutions approved a report on the redemption of the Company's bonds from the first issue.

As at December 31, 2005 and 2004, retained earnings do not include the amount of non-distributable reserves of 1,842,404 thousand tenge, which represents the difference between the par value of the treasury preferred shares and the cost of their exchange for bearer bonds.

(in thousands of Kazakhstani tenge)

Owners of more than 5% of the share capital are the following:

Shareholder or nominal holders	Number of shares 2005	Number of shares 2004	Proportion of share capital, % 2005	Proportion of share capital, % 2004
Common shares				
State property and privatisation committee of the Ministry of Finance	6,068,265	6,068,265	50.0	50.0
Central Asian Industrial Holdings N.V.	2,735,008	3,685,450	22.5	30.4
The Bank of New York	1,126,856	816,664	9.3	6.7
Other	992,747	352,497	8.2	2.9
	10,922,876	10,922,876		
Preferred shares	1,213,653	1,213,653	10.0	10.0
Total	12,136,529	12,136,529	100.0	100.0
Preferred shares – treasury shares	(810,459)	(810,459)		

Central Asian Industrial Holdings N.V. is one of the major shareholders of the Company. JSC Kazkommertsbank and Central Asian Industrial Holdings N.V. have common shareholders.

22. OPERATING EXPENSES

	2005	2004 (restated)
Staff costs	23,385,583	20,018,527
Communication expenses (see Note 27)	19,441,075	15,065,623
Depreciation of fixed assets and amortization of intangible assets (see Notes 11 and 12)	11,339,968	9,797,614
Fee for the right to provide intercity and international telephone communication (see Note 1)	3,571,883	514,533
Raw materials and consumables	3,097,933	2,669,850
Repair and maintenance of fixed assets	2,242,674	2,058,089
Tax expenses	1,823,466	1,487,423
Selling expenses	1,394,984	994,226
Electricity and utility expenses	786,528	758,633
Business trip expenses	446,981	489,558
Bank commissions	343,453	301,705
Expenses on social obligations (see Notes 2 and 26)	114,239	264,397
Other	3,791,680	3,912,072
Total	71,780,447	58,332,250

(in thousands of Kazakhstani tenge)

The reconciliation of the operating expenses with the amounts presented in the consolidated income statement is provided as follows:

	2005	2004 (restated)
Cost of services provided	57,841,479	46,233,276
General and administrative expenses	12,543,984	11,104,748
Selling expenses	1,394,984	994,226
Total	71,780,447	58,332,250

23. EARNINGS PER SHARE

Basic and diluted earnings per share were 2,992 tenge and 2,244 tenge in 2005 and 2004, respectively.

The calculation of basic and diluted earnings per common share is based on the following data:

	2005	2004 (restated)
Net income for the period	32,846,214	24,642,070
Dividends on preferred shares (see Note 18)	(162,897)	(126,926)
Net income for the purposes of basic and diluted earnings per common share	32,683,317	24,515,144

The number of common shares outstanding for 2005 and 2004 was 10,922,876. There are no potentially dilutive common and preferred shares.

As disclosed in Note 2, in 2005 the Company performed mandatory adoption of new and revised IFRS, which resulted in change to the Company's accounting policy and restatement of previously reported results of operations. These mandatory changes in the accounting policy reduced previously reported earnings per common share (basic and diluted) by 62 tenge.

24. ADDITIONAL INFORMATION FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS

In 2005 and 2004 some additions to property, plant and equipment were financed by bank loans and commercial loans from suppliers of 2,370,375 thousand tenge and 746,456 thousand tenge, respectively.

In 2005 some additions to property, plant and equipment and intangible assets were received under finance lease agreements of 4,748,926 thousand tenge (2004: 652,800 thousand tenge).

25. CONCENTRATION OF BUSINESS RISKS AND CONTINGENCES

Operating environment – The Company's principal business activities are within the Republic of Kazakhstan. Laws and regulations affecting businesses operating in the Republic of Kazakhstan are subject to rapid changes and the Company's assets and operations could be at risk due to negative changes in the political and business environments.

(in thousands of Kazakhstani tenge)

Taxation – In 2004 the Company was subject to a comprehensive audit by the tax authorities for the fiscal years 2000-2003, which resulted in assessments of additional taxes and penalties of 688,284 thousand tenge and fines of 79,828 thousand tenge (total amount - 768,112 thousand tenge). The Company appealed against the assessment, and during the pre-court procedures the Tax committee of the Ministry of finance of the Republic of Kazakhstan cancelled assessments on taxes and penalties in the amount of 614,617 thousand tenge (excluding fine, which is not charged in the absence of a violation) against the Company.

The assessments of taxes and penalties of 72,215 thousand tenge remaining after this tax audit were appealed by the Company in the court. Following consideration of the Company's claim in the courts of the Republic of Kazakhstan of all instances the tax assessment to the amount of 41,716 thousand tenge was cancelled.

As a result, during all court proceedings a total of 656,333 thousand tenge of the original assessments of taxes and penalties of 688,284 thousand tenge was recognized as invalid. The assessments of 31,951 thousand tenge remaining after this tax audit were appropriately recorded in the current reporting period.

In addition, the tax authorities assessed for the Company corporate income tax penalties of 62,665 thousand tenge due to the late recording by the Astana city tax committee of additional corporate income tax of 236,093 thousand tenge on the Company's account. This additional corporate income tax was based on amended tax returns filed by the Company in 2002 and was also recorded in the 2002 financial statements. The Company recorded these penalties in the current reporting period. The management is also of the opinion that after all proceedings and given the cancelled assessment of the principal amount, fines of 79,828 thousand tenge charged during this tax audit will result in immaterial amounts. These fines will be recorded upon consideration of the court case concerning the administrative violation.

Future tax examinations could raise issues or assessments, which are contrary to the Company's tax filings. Such assessments could include taxes, penalties and fines, and these amounts could be material. The Company is not in agreement with such assessments as it believes it has complied with Kazakhstani tax legislation, and accordingly, no provisions have been recorded for potential tax assessments.

26. PENSIONS AND SOCIAL OBLIGATIONS

Pensions – Employees of the Company receive pension benefits in accordance with the laws and regulations of the Republic of Kazakhstan. The related expenses are 1,840,035 thousand tenge and 1,608,001 thousand tenge for the years ended December 31, 2005 and 2004, respectively. As at December 31, 2005 the Company was not liable for any significant supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees, except as discussed below.

Social obligations – On December 17, 1998 the Company concluded a collective agreement with its employees. Under the terms of this agreement the Company is obliged to make certain social payments relating to employees' retirement pension. Such payments may vary from year to year. During the reporting period, the Company changed its accounting policy on recognition of social obligations. Estimation of these obligations was made on the basis of the revised statistical data on employees aging (see Note 2).

(in thousands of Kazakhstani tenge)

27. RELATED PARTIES

In 1996 the Company entered into an agreement to provide and to receive telecommunication services with JSC Altel. In 1999 the Company entered into an agreement to provide and to receive telecommunication services with LLP GSM Kazakhstan OJSC Kazakhtelecom. In August 2002 the Company purchased shares of JSC Nursat.

Due to the fact that one of the Company's major shareholders is the Government, the Company is a related party to other entities where the state is a controlling shareholder.

The details of significant transactions with related parties are as follows:

Telecommunication services provided to related parties

	2005	2004
LLP GSM Kazakhstan OJSC Kazakhtelecom	12,242,382	8,096,609
JSC Altel	1,096,542	621,071
JSC Nursat	155,474	100,980

Telecommunication services received from related parties

	2005	2004
LLP GSM Kazakhstan OJSC Kazakhtelecom	9,204,304	6,740,755
JSC Altel	610,573	197,676
JSC Nursat	20,743	32,206

Trade accounts receivable from related parties

	2005	2004
LLP GSM Kazakhstan OJSC Kazakhtelecom, net	1,100,817	1,181,923
JSC Altel, net	288,665	409,100
JSC Nursat, net	34,788	12,356
Total	1,424,270	1,603,379

Accounts payable to related parties

	2005	2004
LLP GSM Kazakhstan OJSC Kazakhtelecom	36,811	6,837
JSC Altel	1,205	47,941
JSC Nursat	8	-
Total	38,024	54,778

(in thousands of Kazakhstani tenge)

During 2004 the Company entered into an agreement with JSC Altel for the lease of telecommunication equipment for 652,800 thousand tenge. As at December 31, 2005 the carrying value of this equipment amounts to 450,176 thousand tenge and is recorded as telecommunication equipment (567,652 thousand tenge as at 31 December 2004, which was recorded as capital construction in progress). Under the agreement, the lease expires on January 1, 2010, and the Company is entitled to an extension of the lease. The Company does not have significant contingent liabilities under this lease.

On October 14, 2005 by the decision of the general shareholders meeting the trade accounts receivable from JSC Altel of 824,334 thousand tenge were restructured, and their repayment was deferred for two years starting October 2005 (see Note 10).

Guarantees to related parties

In December 2003 the Company issued a USD 15.2 million guarantee in favor of JSC Altel to ABN AMRO Bank, Stockholm, in connection with the financing of the acquisition of mobile communication equipment. This transaction was approved by the decision of the general shareholders meeting of the Company in accordance with statutory requirements.

In November 2005 the Company increased the amount of guarantees in favor of JSC Altel issued to ABN AMRO Bank, Stockholm by USD 1.1 million. This transaction was approved by the decision of the general shareholders meeting.

In July 2004 the Company issued a guarantee in favor of JSC Altel under the long-term loan agreement between JSC Altel and Industrial-Commercial Bank of China, where the guarantee amount does not exceed USD 4.2 million.

In these consolidated financial statements the above guarantees were recorded at their fair value.

Dividends

On 29 April 2005 in accordance with the decision of the annual general partners meeting, LLP GSM Kazakhstan OJSC Kazakhtelecom, based on the 2004 financial results, distributed 5 billion tenge as dividends to its partners in proportion to their interest (see Note 8).

Turnovers and balance of transactions with entities where the state is a controlling shareholder

	2005	2004
Revenue	621,577	602,589
Operating expenses	451,419	352,762
Accounts receivable as at December 31	100,777	49,750
Accounts payable as at December 31	50,502	13,952

Compensation of key management personnel

For the years ended December 31, 2005 and 2004, the compensation of the Company's key management personnel amounted to 1,286,517 thousand tenge and 763,523 thousand tenge, respectively.

(in thousands of Kazakhstani tenge)

28. CAPITAL COMMITMENTS

Investment commitments:

- 2006	35,512,096
- 2007	31,088,000
- 2008	29,162,000
Total	95,762,096

29. RISK MANAGEMENT POLICIES

Risk management is an essential element of the Company's operations. The main risks inherent to the Company's operations are those related to credit risk exposures, changes of interest rates and foreign exchange rates. A description of the Company's risk management policies in relation to those risks follows.

Credit risk management – The financial instruments, which are potentially exposed to credit risk, are mostly represented by accounts receivable from operations and other debtors. Credit risk related to these assets is limited due to the broad client base of the Company and implementation of continuous control procedures over the creditworthiness of customers and other debtors.

Foreign currency risk management – The financial instruments, which are potentially exposed to currency risk, are mostly represented by accounts receivable and accounts payable from operations, obligations on the finance lease and borrowings. The currencies of the Company's borrowings and obligations on the finance lease are disclosed in Notes 16 and 17.

Interest rate risk management – The Company has short-term and long-term financial investments (see Notes 6 and 9). Interest rates paid for the Company's borrowings are disclosed in Note 16. In order to manage interest rate risks the Company combines variable and fixed rates of interest on its borrowings.

30. FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

Investments in quoted securities are carried at their market values, whereas unlisted investments are carried at the amount based on management estimate.

Trade accounts receivable and other receivables, other current assets and financial assets, cash and cash equivalents, trade accounts payable and other payables are recorded at their carrying values which approximate the fair values of these instruments due to their short-term maturity.

Interest rates on long and short-term borrowings and finance leases are market related, and the carrying values of these financial instruments approximate their fair values.

(in thousands of Kazakhstani tenge)

31. SUBSEQUENT EVENTS

At the date of these consolidated financial statements treasury preferred shares were not placed back to the capital market (see Note 21).

The general shareholders meeting of the Company held on January 31, 2006 approved a decision to acquire additional shares of associated companies: JSC Altel (50%) and JSC Nursat (54%). Also, the shareholders approved the acquisition of a 100% interest in LLP Mobile Telecom Service. These shares and interest were assessed to not exceed USD 220 million. At the date of these consolidated financial statements, details of financing of these acquisitions have not been determined yet and legal aspects of respective agreements have not been finalised.

As at March 14, 2006 the Company's ownership structure has changed. As a result, the ownership of Central Asia Industrial Holdings N.V. in the Company changed to 8.6% (1,049,725 shares), and the ownership of BODAM B.V., a new shareholder, amounted to 15.2% (1,842,725 shares).